UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42733

Empro Group Inc.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam, Selangor, Malaysia

+603 5523 1983

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Pricing and Closing of Initial Public Offering

On July 3, 2025, Empro Group Inc. (the “Company”) closed its upsized initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282155), which was initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2024, as amended, and declared effective by the SEC on July 1, 2025, and a related registration statement on Form F-1 (File No. 333-288474) that was filed by the Company with the SEC under Rule 462(b) of the Securities Act of 1933, as amended, on July 2, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on the Nasdaq Capital Market under the ticker symbol “EMPG” and began trading on July 2, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated July 1, 2025, with R. F. Lafferty & Co., Inc. (the “Underwriter”), the sole book-running manager relating to the IPO.

In connection with the IPO, the Company issued a press release on July 2, 2025 announcing the pricing and trading of the IPO and a press release on July 3, 2025 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement and the two press releases are attached hereto as Exhibits 1.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by, such agreement.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated July 1, 2025 by and between Empro Group Inc. and R. F. Lafferty & Co., Inc.
99.1	Press Release of Empro Group Inc. dated July 2, 2025.
99.2	Press Release of Empro Group Inc. dated July 3, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empro Group Inc.

Date: July 3, 2025	By:	/s/ Yeoh Chee Wei
	Name:	Yeoh Chee Wei
	Title:	Chief Executive Officer

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